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17009257

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SEC Processing Section
MAR - 1 2017
Washington DC

SEC FILE NUMBER
[illegible]

8-66467

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equus Financial Consulting LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

78 Pine Street, Suite 101
(No. and Street)

New Canaan	CT	06840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl Glatthorn — 203-222-7400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name - *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Darryl Glatthorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equus Financial Consulting, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

MANAGING PARTNER

(Title)

(Notary Public)

JULIE ELEZAJ
Notary Public
Connecticut
My Commission Expires Dec 31, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

S. New Canaan

Equus Financial Consulting, LLC
Index to Financial Statement
December 31, 2016

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Equus Financial Consulting, LLC

We have audited the accompanying statement of financial condition of Equus Financial Consulting, LLC as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Equus Financial Consulting, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equus Financial Consulting, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 27, 2017

Equus Financial Consulting, LLC
Statement of Financial Condition
As of December 31, 2016

ASSETS

Assets:	
Cash	$ 119,944
Accounts receivable	363,614
Prepaid expenses and other assets	26,750
Total assets	$ 510,308

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable	$ 315,564
Accounts payable and accrued expenses	20,040
Total liabilities	335,604
Member's equity	174,704
Total liabilities and member's equity	$ 510,308

See accompanying notes to financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Equus Financial Consulting, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware. The Company's primary business focus is on private placements and life settlements. The Company provides services to a growing group of alternative assets managers to source qualified investors for their investment funds. In the life settlements market, the Company acts as a broker to arrange the sale of individual variable universal life insurance policies.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records commissions when earned which is generally as of the transaction closing date. However, in the case of third party marketing commissions for certain private equity funds, the Company records revenue over the period such commissions are received.

Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company may record an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the accounts receivable balances. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectibility and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the accounts receivable will not be recovered. At December 31, 2016, no allowance for doubtful accounts was deemed necessary.

Commissions Payable

The Company records commissions payable to contractors based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Income Taxes

No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2013, 2014, 2015, and 2016.

2. Commitments and Contingencies

The Company rents office space in New Canaan, Connecticut and Houston, Texas, on a month to month basis. Rent expense charged to operations for the year ended December 31, 2016 was $48,220.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company's net capital balance as defined by SEC Rule 15c3-1 was $99,903 which exceeded the minimum requirement of $77,529. At December 31, 2016, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 3.36 to 1.0.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i).

4. Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2016, the Company had not entered into any subordinated loan agreement.

5. Subsequent Events

Events have been evaluated through the date that these financial statements were available to be issued, and no further information is required to be disclosed.